

DarklinWars

REDEFINING THE RTS GENRE

THE PROBLEM

▸ The demand for **Free to Play** games created financial pressure on developers

▸ Developers created opportunities for players to pay for in-game advantages to generate revenue, creating **Pay to Win**

▸ This model creates **large game imbalances** and a predictable cycle of **very high player churn**



THE OPPORTUNITY

Top MMORTS games earn from 200k up to 3m+ per month in revenue and are downloaded between 5k and 100k+ times per month*.

Retention is low, ~80% of the players who start in a Kingdom uninstall in the first 60 days. Many players quit because they cannot compete and grow frustrated.

 
 

Very high churn rates, but 5-100k downloads per month = OPPORTUNITY

Satisfy those customers with a good experience and they will "stick", creating a base of loyal customers.

* Sensor Tower data



COMPETITORS







Top games in the fantasy MMORTS space include War and Order, Clash of Kings, Warhammer, Clash of Empires, Game of Kings, among others.

All of these games have a strong pay to win component to them, offering in-game advantages to players through "packs" sold for between $4.99 and $149.99.

A new MMORTS will have a difficult time breaking into this market without a serious differentiator.

We believe that removing pay to win as a factor in Darklin Wars will be what is needed to gain significant social traction and marketshare.



OUR SOLUTION

Create a payment model that starts with "Free to Play" and provides players who enjoy the game a subscription level of $9.95, allowing us to:

Create Competition

Eliminating Pay to Win will create true competitive balance.

Competitive balance increases satisfaction and lowers churn rate.

Reduce Player Churn Rate

Better gameplay with a subscription model will go viral

Spread with Viral Marketing


DARKLINWARS

REVENUE MODEL

There are three planned sources of revenue in Darklin Wars.

‣ Subscriptions

‣ Rewarded Videos

‣ Cosmetic Enhancements

Est. net revenue generated per subscriber:

‣ $6.97/mo. net subscription*

‣ $0.70/mo. average cosmetics**

‣ $0.51/mo. ad revenue per player

* 70% of the $9.95 subscription price

** 10% of the revenue generated from subscriptions



DarklinWars

MARKETING STRATEGY

Online CPC Mix After Launch (Subscriber acquisition costs of $37.42*)

Facebook Ads   Search Engine Ads   Reddit Ads

Social Fan Base

Facebook - 1,461
Twitter - 2,073
Instagram - 922
YouTube - 159
Discord - 431



Continue to engage and grow fan base with a goal of 15,000 engaged fans by the launch of the game.

Brand Awareness

Enlisting YouTube streamers to build excitement and engagement
Directly talking with gamers in competing games

* Liftoff Mobile Gaming App Report

These are forward-looking projections and are not guaranteed



ALPHA ROADMAP

SPRINT 1 — Combat Updates / Account Binding

SPRINT 2 — Combat Updates / Subscriptions

SPRINT 3 — Castle Art / Hall of War / Shields/Speeds

SPRINT 4 — Embassy / Mustering Grounds / Chat Update

SPRINT 5 — Merchant / Gold Mines / Darklins

SPRINT 6 — Alliance Keep / Alliance Library / Heroes

SPRINT 7 — Alliance Towers / Minor Founts / Heroes

SPRINT 8 — Alliance Towers / Minor Founts / Enchanting

SPRINT 9 — Bug Fixing / Alliance Relationships / Dark Towers

SPRINT 10 — Major Founts / Monster Camps / Optimization

SPRINT 11 — Marketplace / Optimization

BETA RELEASE PLAY BALANCING

FINAL RELEASE IN APP STORES

Target: January 2021

FINANCIAL PROJECTIONS

Include customer acquisition, cashflow and key metrics

SUBSCRIBERS BY YEAR



REVENUE BY YEAR



PROJECTED P/L



* 2020 reflects 1 month of projected revenue

These are forward-looking projections and are not guaranteed



THE TEAM



Matt Lobel
Project Lead



Jeff Luna
Lead Developer



Mehul Vadodariya
System Architect

A diverse and cohesive development team that has developed a strong rapport during the creation of the demo.



Evelyn Fernandez
QA and Promotions



Cesar Santor
Art Director/3D Artist



Tiziana Ruiu
Concept Artist

DARKLINWARS